17009404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Broad Street, 7th Floor, Suite 708
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose C. Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jose Gonzalez
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of NY County of New York
Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2017 by Jose Gonzalez proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature

MING W MUI
Notary Public, State of New York
No. 01MU6314176
Qualified in New York County
Commission Expires Nov. 03, 2018

GWM GROUP, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-50033

YEAR ENDED DECEMBER 31, 2016

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GWM Group, Inc.
Financial Statements
December 31, 2016

Table of Contents

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
GWM Group, Inc.
177 Broad Street
Suite 708
Stamford CT 06901

Report on the Financial Statements

I have audited the accompanying financial statements of **GWM Group, Inc.** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWM Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 27, 2017

GWM Group, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	2,703
Due from clearing firms		555,917
Investments		386,100
Other assets		10,018
Total assets	$	954,738
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses		
Accounts payable	$	90,571
Total liabilities	$	90,571
Commitments and Contingencies (Notes 3 and 7)		
Capital		
Capital stock, $1 par value, 1,000,000 shares authorized		665
1,000 shares issued, 665 outstanding		
Additional paid-in capital		546,191
Retained earnings		330,273
Less: Cost of treasury stock		(12,962)
Total equity		864,167
Total liabilities and owner's equity	$	954,738

See notes to financial statements.

GWM Group, Inc.
Statement of Income or Loss
December 31, 2016

Revenues:	
Commissions	$ 282,548
Gains(Losses) - realized and unrealized	79,005
Other income	125,869
Interest income	753,992
Dividend income	227
Total revenues	1,241,641
Expenses:	
Compensation & benefits	828,724
Clearing and settlement	14,314
Communications and data processing	24,206
Occupancy	39,537
Professional fees	73,667
Travel and entertainment	24,893
Other expenses	157,500
Total expenses	1,162,841
Net income	$ 78,800

See notes to financial statements.

GWM Group, Inc.
Statement of Changes in Owner's Capital
December 31, 2016

		Total Owner's Capital
Balance, January 1, 2016	$	785,367
Owner's distributions		-
Net Income		78,800
Balance, December 31, 2016	$	864,167

See notes to financial statements.

GWM Group, Inc.
Statement of Cash Flows
December 31, 2016

Cash flows from operating activities:		
Net Income	$	78,800
Adjustments to reconcile net income to cash used in operating activities:		
(Increase) decrease in assets		
Due from clearing firms		646
(Increase) decrease in other assets		282
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(18,811)
Net cash provided by operating activities		60,917
Cash flows from investing activities		
Marketable securities		(80,312)
Net cash used by investing activities		(80,312)
Net decrease in cash		(19,395)
Cash and cash equivalents - beginning of the year		22,098
Cash and cash equivalents - end of the year	$	2,703
Supplemental disclosure of cash flow information:		
Cash paid during the year for :		
Interest	$	-
Taxes	$	-

See notes to financial statements.

GWM Group, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Operations

GWM Group, Inc. (The "Company") was incorporated on February 2, 1997 as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company clears all securities transactions through its clearing broker(s) on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii).

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less when purchased.

c) Common Stock

The Company is authorized to issue 1,00,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

d) Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Receivables

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

f) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 3 - Commitments

The Company rents office space pursuant to a lease agreement expiring June 30, 2017. The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2017	$ 17,184

Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5 - Fair Value Measurements

The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1. Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as level 3.

Note 5 - Fair Value Measurements (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

		Level 1		Level 2		Level 3		Total
Assets:	$		$		$		$	
Cash		2,703						2,703
Investments				386,100				386,100
Total	$	2,703	$	386,100	$		$	388,803

Note 6 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2016, the Company had net capital of $ 468,049 which exceeded requirements by $368,049. The ratio of aggregate indebtedness to net capital was 0.19 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7 - Other Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 8 - Income Taxes

The Company converted from a C-Corp to an S-Corp effectively on January 1, 2015. S-corporations are pass-through entities. As such, there is no federal income tax levied at the corporate level. Instead, an S-corporation's profit is allocated to its shareholder(s) and taxed at the shareholder level.

Prior to January 1, 2015, the Company recognized income taxes for the amount of taxes payable for the current year. It also included the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have timing differences between financial statement and tax recognition. Deferred tax assets and liabilities were established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 27, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the Company has determined that there no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2016

GWM Group, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2016

Computation of net capital		
Equity	$	864,167
Deductions and/or charges		
Other assets		396,118
Net capital		468,049
Computation of aggregate indebtedness		
Accounts payable		90,571
Aggregate indebtedness		90,571
Computation of basic net capital requirement		
Minimum net capital requirement of 6.67% of aggregate indebtedness		6,038
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		100,000
Excess net capital		368,049

Capital ratio (maximum allowance 1500%)

(*)Aggregate indebtedness	90,571	
Divided by: Net capital	468,049	= 19.35%

<u>Statement Pursuant to Paragraph (d)(4) of Rule 17a-5</u>

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2016.

GWM Group, Inc.
177 Broad Street, Suite 708
Stamford CT 06901

February 27, 2017

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, GWM Group, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 01, 2016 through December 31, 2016, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Jose Gonzalez
President
GWM Group, Inc.

02/27/2017
Date

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Jose Gonzalez
GWM Group, Inc.
177 Broad Street
Suite 708
Stamford CT 06901

Dear Jose Gonzalez:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GWM Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GWM Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. GWM Group, Inc. stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. GWM Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GWM Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
February 27, 2017

Bryant A. Gaudette, CPA

GWM Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

GWM Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2016, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2016 through December 31, 2016 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 27, 2017

GWM Group, Inc.
Securities Investor Protection Corporation
Schedule of Assessment and Payments

Year Ended December 31, 2016

Period Covered	Date Paid	Amount
General assessment reconciliation for the period from January 1, 2016 through December 31, 2016		$ 3,072
Payment schedule :		
Paid with SIPC-6	8/19/2016	1,604
Paid with SIPC-7	2/28/2017	1,468
Total Payments		$ 3,072